SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated July 21, 2011

(Commission File No. 1-13202)

Nokia Corporation

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒    Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐    No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐    No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

Enclosures:

Nokia stock exchange release dated July 21, 2011: Nokia Q2 2011 net sales EUR 9.3 billion, non-IFRS EPS EUR 0.06 (reported EPS EUR -0.10)

INTERIM REPORT

Nokia Corporation	July 21, 2011 at 13:30 (CET +1)

Nokia Q2 2011 net sales EUR 9.3 billion, non-IFRS EPS EUR 0.06 (reported EPS EUR -0.10)

6.7% Devices & Services non-IFRS operating margin, benefiting from IPR royalty income related to the second quarter 2011 and settling prior periods

	Reported and Non-IFRS second quarter 2011 results(1),(2)
EUR million	Q2/2011	Q2/2010	YoY Change	Q1/2011	QoQ Change
Nokia
Net sales	9 275	10 003	-7%	10 399	-11%
Operating profit	-487	295		439
Operating profit (non-IFRS)	391	660	-41%	704	-44%
EPS, EUR diluted	-0.10	0.06		0.09
EPS, EUR diluted (non-IFRS)(3)	0.06	0.11	-45%	0.13	-54%
Net cash from operating activities	-176	944		-173
Net cash and other liquid assets(4)	3 891	4 088	-5%	6 372	-39%

Devices & Services(5)
Net sales	5 467	6 799	-20%	7 087	-23%
Smart Devices net sales	2 368	3 503	-32%	3 528	-33%
Mobile Phones net sales	2 551	3 190	-20%	3 407	-25%
Mobile device volume (million units)	88.5	111.0	-20%	108.5	-18%
Smart Devices volume (million units)	16.7	25.2	-34%	24.2	-31%
Mobile Phones volume (million units)	71.8	85.8	-16%	84.3	-15%
Mobile device ASP(6)	62	61	2%	65	-5%
Smart Devices ASP(6)	142	139	2%	146	-3%
Mobile Phones ASP(6)	36	37	-3%	40	-10%
Operating profit	-247	643		690
Operating profit (non-IFRS)	369	647	-43%	694	-47%
Operating margin %	-4.5%	9.5%		9.7%
Operating margin % (non-IFRS)	6.7%	9.5%		9.8%

NAVTEQ
Net sales	245	252	-3%	232	6%
Operating profit	-58	-81		-62
Operating profit (non-IFRS)	53	50	6%	54	-2%
Operating margin %	-23.7%	-32.1%		-26.7%
Operating margin % (non-IFRS)	21.5%	19.8%		23.3%

Nokia Siemens Networks(7)
Net sales	3 642	3 039	20%	3 171	15%
Operating profit	-111	-179		-142
Operating profit (non-IFRS)	40	51	-22%	3	1233%
Operating margin %	-3.0%	-5.9%		-4.5%
Operating margin % (non-IFRS)	1.1%	1.7%		0.1%

Note 1 relating to January-June 2011 results: Nokia reported net sales were EUR 19 674 million and reported earnings per share (diluted) were EUR -0.01 for the period from January 1 to June 30, 2011. Further information about the results for the period from January 1 to June 30, 2011 can be found on pages 16, 18, 26, 27 and 29 of the complete Q2 2011 interim report with tables.

Note 2 relating to non-IFRS results: Non-IFRS results exclude special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from i) the formation of Nokia Siemens Networks and ii) all business acquisitions completed after June 30, 2008. More specific information about the exclusions from the non-IFRS results may be found in our complete interim report with tables for Q2 2011 on pages 4 and 20-22 and 24. Nokia believes that these non-IFRS financial measures provide meaningful supplemental information to both management and investors regarding Nokia’s performance by excluding the above-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results. A reconciliation of the non-IFRS results to our reported results for Q2 2011 and Q2 2010 can be found in the tables on pages 17, 20-24 of our complete interim report with tables. A reconciliation of our Q1 2011 non-IFRS results can be found on pages 11-12 and 14-18 of our complete Q1 2011 interim report with tables which was published on April 21, 2011.

Note 3 relating to non-IFRS Nokia EPS: Nokia taxes continued to be unfavorably impacted by Nokia Siemens Networks taxes as no tax benefits are recognized for certain Nokia Siemens Networks deferred tax items. In Q2, this was partially offset by lower Devices & Services taxes. If Nokia’s estimated long-term tax rate of 26% had been applied, non-IFRS Nokia EPS would have been approximately 0.3 Euro cent higher in Q2 2011.

Note 4 relating to Nokia net cash and other liquid assets: Calculated as total cash and other liquid assets less interest-bearing liabilities.

Note 5 relating to Devices & Services reporting structure: Effective from April 1, 2011, our Devices & Services business includes two new operating and reportable segments — Smart Devices, which focuses on smartphones, and Mobile Phones, which focuses on mass market mobile devices — as well as Devices & Services Other.  Prior period results for each quarter and the full year 2010 and Q1 2011 have been regrouped (on an unaudited basis) for comparability purposes according to the new reporting format. The regrouped financial information can be accessed at: http://www.nokia.com/investors

Note 6 relating to average selling prices (ASP): Mobile device ASP represents total Devices & Services net sales (Smart Devices net sales, Mobile Phones net sales, and Devices & Services Other net sales) divided by total Devices & Services volumes. Devices & Services Other net sales includes net sales of Nokia’s luxury phone business Vertu and spare parts, as well as intellectual property royalty income. Smart Devices ASP represents Smart Devices net sales divided by Smart Devices volumes. Mobile Phones ASP represents Mobile Phones net sales divided by Mobile Phones volumes.

Note 7 relating to the acquired Motorola Solutions networks assets: Nokia Siemens Networks operating results for Q2 2011 include the results of the acquired Motorola Solutions networks assets from April 30, 2011. Accordingly, the results of Nokia Siemens Networks for Q2 2011 are not directly comparable to its results for prior periods. Information that excludes the results of the acquired Motorola assets in Q2 2011 is provided in the discussion of Nokia Siemens Networks operating results. Additionally, our complete interim report with tables for Q2 2011 includes additional information on the acquisition of Motorola Solutions’ networks assets on pages 31-32.

STEPHEN ELOP, NOKIA CEO:

The challenges we are facing during our strategic transformation manifested in a greater than expected way in Q2 2011. However, even within the quarter, I believe our actions to mitigate the impact of these challenges have started to have a positive impact on the underlying health of our business. Most importantly, we are making better-than-expected progress toward our strategic goals.

In Q2, our immediate action to manage unexpected sales and inventory patterns enabled us to create healthier sales channel dynamics, which led to greater business stability in the latter weeks of the quarter.

•                  Most notably we took action in China and Europe to address an inventory build-up that occurred in the first quarter of 2011.

•                  We took a more responsive approach to product pricing around the world.

•                  We have shifted our sales focus and marketing resources more towards retail interactions with consumers.

•                  We made changes in certain critical sales management.

During this time of transition, we expect competitive pressures to continue.  However, we have a clear strategy to address the concerns about our product competitiveness. In Q2, both our Smart Devices and Mobile Phones business units moved forward on their plans.

•                  In Smart Devices, those who already have viewed our early Windows Phone work are very optimistic about the devices Nokia will bring to market and about the long-term opportunities. Step by step, beginning this year, we plan to have a sequence of concentrated product launches in specific countries, systematically increasing the number of countries and launch partners.

•                  In Mobile Phones, early results of the Dual SIM product launches are very encouraging, and we are on track to deliver more products this year.

This shift into the execution of our new strategy also has allowed us to identify additional opportunities for operational improvement. We are accelerating our plans for expense reductions, and we now plan to exceed our previous target of non-IFRS operating expense reductions in Devices & Services of EUR 1 billion for the full year 2013.

It was also validated during Q2 that Nokia understands how to take advantage of our strong intellectual property portfolio. We are well positioned to defend against intellectual property claims and to ensure that other industry participants are properly licensed.

Thus, while our Q2 results were clearly disappointing, we are executing well on the initiatives that are most important to our longer term competitiveness.  Some progress is already evident, and thus we are targeting to end this year with more net cash and liquid assets than at the end of Q2 2011.  We firmly believe that our deliberate and unwavering commitment to making the changes necessary at Nokia is the right way to deal with the disruptive forces in our industry and drive value creation for our shareholders.

NOKIA OUTLOOK

•                  Nokia targets Nokia Group net cash and other liquid assets at the end of 2011 to be above the EUR 3.9 billion balance at the end of the second quarter 2011.

•                  Due to limited visibility, Nokia is providing a wider than normal range for its Devices & Services non-IFRS operating margin outlook for the third quarter 2011. Nokia expects its non-IFRS Devices & Services operating margin in the third quarter 2011 to be slightly above breakeven, ranging either above or below this level by approximately 2 percentage points. This outlook is based on our expectations regarding a number of factors, including:

•                  Competitive industry dynamics;

•                  Nokia’s actions to intensify its focus on retail sales marketing to drive net sales;

•                  Improved competitiveness in our Mobile Phones unit due to the ramp up of Dual SIM devices;

•                  Timing of our new product shipments; and

•                  The macroeconomic environment.

•                  Nokia is accelerating its plans to reduce its Devices & Services non-IFRS operating expenses and Nokia now targets to exceed its previous Devices & Services non-IFRS operating expense reduction target of EUR 1 billion for the full year 2013, compared to the full year 2010 Devices & Services non-IFRS operating expenses of EUR 5.65 billion.

•                  Nokia and Nokia Siemens Networks expect Nokia Siemens Networks net sales to be between EUR 3.2 billion and EUR 3.5 billion in the third quarter 2011.

•                  Nokia and Nokia Siemens Networks expect the non-IFRS operating margin in Nokia Siemens Networks to be between -3% and breakeven in the third quarter 2011.

•                  Nokia and Nokia Siemens Networks continue to target Nokia Siemens Networks net sales to grow faster than the market in 2011.

•                  Nokia and Nokia Siemens Networks continue to target Nokia Siemens Networks non-IFRS operating margin to be above breakeven in 2011.

•                  Nokia and Nokia Siemens Networks continue to target Nokia Siemens Networks to reduce its non-IFRS annualized operating expenses and production overheads by EUR 500 million by the end of 2011, compared to the end of 2009.

•                 The outlook relating to Nokia Siemens Networks includes the impact of the acquisition of Motorola Solutions’ networks assets. This is an update to the previous outlook that did not include the impact of the acquisition of Motorola Solutions’ networks assets.

SECOND QUARTER 2011 FINANCIAL HIGHLIGHTS

The non-IFRS results exclude:

Q2 2011 — EUR 878 million consisting of:

•                  EUR 68 million restructuring charge and other associated items in Nokia Siemens Networks

•                  EUR 297 million restructuring charge in Devices & Services

•                  EUR 275 million accrued Accenture deal consideration in Devices & Services

•                  EUR 41 million impairment of shares in an associated company in Devices & Services

•                  EUR 83 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks and the acquisition of Motorola’s networks assets

•                  EUR 111 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

•                  EUR 3 million of intangible assets amortization and other purchase price related items arising from the acquisition of OZ Communications, Novarra and Motally in Devices & Services

Q2 2010 — EUR 365 million consisting of:

•                  EUR 114 million restructuring charge and other associated items in Nokia Siemens Networks

•                  EUR 116 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks

•                  EUR 131 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

•                  EUR 4 million of intangible assets amortization and other purchase price related items arising from the acquisition of OZ Communications, Novarra and MetaCarta in Devices & Services

Q1 2011 — EUR 265 million consisting of:

•                  EUR 28 million restructuring charge and other associated items in Nokia Siemens Networks

•                  EUR 117 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks

•                  EUR 116 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

•                  EUR 4 million of intangible assets amortization and other purchase price related items arising from the acquisition of OZ Communications, Novarra and Motally in Devices & Services

Non-IFRS results exclude special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from i) the formation of Nokia Siemens Networks and ii) all business acquisitions completed after June 30, 2008.

Nokia Group

The following chart sets out the year-on-year and sequential growth rates in our net sales on a reported basis and at constant currency for the periods indicated.

SECOND QUARTER 2011 NET SALES, REPORTED & CONSTANT CURRENCY(1)

	YoY Change	QoQ Change
Group net sales – reported	-7%	-11%
Group net sales - constant currency(1)	-7%	-9%
Devices & Services net sales – reported	-20%	-23%
Devices & Services net sales - constant currency(1)	-20%	-21%
NAVTEQ net sales – reported	-3%	6%
NAVTEQ net sales - constant currency(1)	1%	9%
Nokia Siemens Networks net sales – reported	20%	15%
Nokia Siemens Networks net sales - constant currency(1)	21%	16%

Note 1: Change in net sales at constant currency excludes the impact of changes in exchange rates in comparison to the Euro, our reporting currency.

The following chart sets out Nokia Group’s cash flow (for the periods indicated) and financial position (at the end of the periods indicated), as well as the year-on-year and sequential growth rates.

NOKIA GROUP CASH FLOW AND FINANCIAL POSITION

EUR million	Q2/2011	Q2/2010	YoY Change	Q1/2011	QoQ Change
Net cash from operating activities	-176	944		-173
Total cash and other liquid assets	9 358	9 463	-1%	11 056	-15%
Net cash and other liquid assets	3 891	4 088	-5%	6 372	-39%

Year-on-year, the decrease in net cash from operating activities in the second quarter 2011 was due to negative net working capital impacts mainly driven by lower net sales and an unfavorable geographic mix, as well as lower underlying profitability. These factors were to some extent offset by higher cash inflows of IPR royalty income related to the second quarter 2011 and earlier periods, cash inflows related to foreign currency hedging activities and lower income taxes paid. Sequentially, the decrease in net cash from operating activities in the second quarter 2011 was due to lower underlying profitability, which was offset to some extent by less negative net working capital impacts compared to the previous quarter, higher cash inflows of IPR royalty income related to the second quarter 2011 and earlier periods, cash inflows related to foreign currency hedging activities and lower income taxes paid.

Total as well as net cash and other liquid assets in the second quarter 2011 were somewhat lower compared to the second quarter 2010 primarily due to payment of the dividend, cash outflow related to the acquisition of Motorola’s networks assets and capital expenditure, offset to a large extent by positive overall cash generation. Sequentially, total as well as net cash and other liquid assets decreased primarily due to payment of the dividend. On a sequential basis, net cash and other liquid assets decreased also due to cash outflow related to the acquisition of Motorola’s networks assets that was financed mainly by an increase in short-term interest bearing liabilities.

Devices & Services

Effective from April 1, 2011, our Devices & Services business includes two new operating and reportable segments — Smart Devices, which focuses on smartphones, and Mobile Phones, which focuses on mass market mobile devices — as well as Devices & Services Other.  Prior period results for each quarter and the full year 2010 and Q1 2011 have been regrouped (on an unaudited basis) for comparability purposes according to the new reporting format. The regrouped financial information can be accessed at: http://www.nokia.com/investors

The following chart sets out a summary of the results for our Devices & Services business for the periods indicated, as well as the year-on-year and sequential growth rates.

DEVICES & SERVICES RESULTS SUMMARY

	Q2/2011	Q2/2010	YoY Change	Q1/2011	QoQ Change
Net sales (EUR millions)(1)	5 467	6 799	-20%	7 087	-23%
Mobile device volume (million units)	88.5	111.0	-20%	108.5	-18%
Mobile device ASP (EUR)	62	61	2%	65	-5%
Non-IFRS gross margin (%)	31.1%	30.2%		29.1%
Non-IFRS operating expenses (EUR millions)	1 329	1 425	-7%	1 385	-4%
Non-IFRS operating margin (%)	6.7%	9.5%		9.8%

Note 1: Includes IPR royalty income recognized in Devices & Services Other net sales.

Net Sales

The year-on-year and sequential declines in our Devices & Services net sales are discussed below in our operating analysis of our Smart Devices and Mobile Phones business units. Our overall Devices & Services net sales in the second quarter 2011 benefited from the recognition of approximately EUR 430 million of IPR royalty income related to the second quarter 2011 and earlier periods recognized in Devices & Services Other net sales.

The following chart sets out the net sales for our Devices & Services business for the periods indicated, as well as the year-on-year and sequential growth rates, by geographic area. The IPR royalty income described in the paragraph above has been allocated to the geographic areas contained in this chart.

DEVICES & SERVICES NET SALES BY GEOGRAPHIC AREA

EUR million	Q2/2011	Q2/2010	YoY Change	Q1/2011	QoQ Change
Europe	1 666	2 173	-23%	2 082	-20%
Middle East & Africa	988	934	6%	1 088	-9%
Greater China	913	1 373	-34%	1 902	-52%
Asia-Pacific	1 085	1 543	-30%	1 317	-18%
North America	88	223	-61%	140	-37%
Latin America	727	553	31%	558	30%
Total	5 467	6 799	-20%	7 087	-23%

Volume

The following chart sets out our mobile device volumes for the periods indicated, as well as the year—on-year and sequential growth rates, by geographic area.

DEVICES & SERVICES MOBILE DEVICE VOLUMES BY GEOGRAPHIC AREA

million units	Q2/2011	Q2/2010	YoY Change	Q1/2011	QoQ Change
Europe	18.4	26.1	-30%	23.4	-21%
Middle East & Africa	20.5	21.0	-2%	22.2	-8%
Greater China	11.3	19.3	-41%	23.9	-53%
Asia-Pacific	24.5	30.8	-20%	27.3	-10%
North America	1.5	2.6	-42%	1.2	25%
Latin America	12.3	11.2	10%	10.5	17%
Total	88.5	111.0	-20%	108.5	-18%

On a year-on-year and sequential basis, the declines in our total Devices & Services volumes were driven by declines in both our Smart Devices and Mobile Phones volumes, with a greater percentage decline in our Smart Devices volumes.

At the end of the first quarter 2011, our sales channel inventories were slightly above normal levels given then anticipated volumes. During the second quarter 2011, distributors and operators purchased fewer of our devices across our portfolio as they reduced their inventories of Nokia devices. The second quarter 2011 ended with our sales channel inventories near the midpoint of our normal range of 4-6 weeks.

Due to the devastation caused by the earthquake and tsunami in Japan, we had previously expected our component supply to be adversely impacted in the second and third quarters of 2011. In the second quarter 2011, we were able to redirect our component requirements to suppliers with production capacity and, in addition, our suppliers in Japan were able to recover faster than Nokia anticipated. Thus, related to the tragic events in Japan, we did not experience component constraints in the second quarter 2011, and we do not expect a significant impact in the third quarter 2011 or going forward.

Average Selling Price

On a year-on-year basis, the overall increase in our Devices & Services ASP in the second quarter 2011 was driven by the recognition of approximately EUR 430 million of IPR royalty income related to the second quarter 2011 and earlier periods recognized in Devices & Services Other and a positive impact from foreign currency exchange hedging, partially offset by the lower ASP in Mobile Phones and Smart Devices, appreciation of the Euro against certain currencies, and a product mix shift towards Mobile Phones.

On a sequential basis, the overall decline in our Devices & Services ASP was driven by a product mix shift towards Mobile Phones, the lower ASP in Mobile Phones and Smart Devices, and the appreciation of the Euro against certain currencies, partially offset by the recognition of approximately EUR 430 million of IPR royalty income related to the second quarter 2011 and earlier periods recognized in Devices & Services Other and a positive impact from foreign currency exchange hedging.

Gross Margin

On both a year-on-year and sequential basis, the increase in our Devices & Services gross margin in the second quarter 2011 was driven by the recognition of approximately EUR 430 million of IPR royalty income related to the second quarter 2011 and earlier periods, recognized in Devices & Services Other, partially offset by gross margin declines in both Smart Devices and Mobile Phones and a negative impact from foreign currency hedging.

Operating Expenses

Devices & Services non-IFRS research and development expenses decreased 9% year-on-year  and 10% sequentially due to declines in Devices & Services Other and Smart Devices research and development expenses, partially offset by an increase in Mobile Phones research and development expenses. Devices & Services Other includes common research and development expenses. The decreases in Devices & Services Other and Smart Devices research and development expenses were due primarily to a focus on priority projects and cost controls. The increase in Mobile Phones research and development expenses was due primarily to investments to accelerate product development to bring new innovations to the market faster and at lower price-points, partially offset by a focus on priority projects and cost controls.

Devices & Services non-IFRS sales and marketing expenses decreased 3% year-on-year due to lower spending on sales programs and marketing programs. Devices & Services non-IFRS sales and marketing expenses increased 6% sequentially driven by higher spending on marketing programs, while spending on sales programs was flat.

Devices & Services non-IFRS administrative and general expenses decreased 12% year-on-year and sequentially, driven by a strong focus on near-term cost controls.

Devices & Services non-IFRS other income and expense had a slight negative impact on profitability in the second quarter 2011 both year-on-year and sequentially due to a variety of individually insignificant changes.  Reported other income and expense was significantly adversely impacted in the second quarter 2011 primarily as a result of restructuring related expenses discussed below, which were recognized in Devices & Services Other.

Cost Reduction Activities

Nokia is accelerating its plans to reduce its Devices & Services non-IFRS operating expenses and now targets to exceed its previous Devices & Services non-IFRS operating expense reduction target of EUR 1 billion for the full year 2013, compared to the full year 2010 Devices & Services non-IFRS operating expenses of EUR 5.65 billion. This reduction is expected to come from a variety of different sources and initiatives, including a reduction in the number of employees and normal personnel attrition, a reduction in the use of outsourced professionals, reductions in facility costs, and various improvements in efficiencies.

Nokia’s cost reduction activities include a strategic collaboration with Accenture to outsource Nokia’s Symbian software development and support activities to Accenture. Approximately 2 800 Nokia employees are expected to transfer to Accenture at closing, which is expected to take place in the early part of October 2011. In addition, we also announced plans to reduce our global workforce by about 4 000 employees by the end of 2012, as well as plans to consolidate the company’s research and product development sites so that each site has a clear role and mission.

During the second quarter 2011, Devices & Services recognized charges related to our cost reduction activities of EUR 572 million, and Nokia expects to recognize additional charges in future quarters.

Smart Devices

The following chart sets out a summary of the results for our Smart Devices business unit for the periods indicated, as well as the year-on-year and sequential growth rates.

SMART DEVICES RESULTS SUMMARY

	Q2/2011	Q2/2010	YoY Change	Q1/2011	QoQ Change
Net sales (EUR millions)(1)	2 368	3 503	-32%	3 528	-33%
Smart Devices volume (million units)	16.7	25.2	-34%	24.2	-31%
Smart Devices ASP (EUR)	142	139	2%	146	-3%
Gross margin (%)	25.7%	32.2%		29.8%
Operating expenses (EUR millions)	752	848	-11%	835	-10%
Contribution margin (%)	-6.2%	8.1%		6.2%

Note 1: Does not include IPR royalty income. IPR royalty income is recognized in Devices & Services Other net sales.

Net Sales

Smart Devices net sales decreased both year-on-year and sequentially in the second quarter 2011 primarily due to significantly lower volumes and, to a lesser extent, lower ASP.

Volume

The year-on-year and sequential decreases in our Smart Devices volumes were driven by the strong momentum of competing smartphone platforms relative to our Symbian devices, particularly in Europe and China, as well as pricing tactics by certain competitors. In addition, the sequential decrease in our Smart Devices volumes was driven by distributors and operators purchasing fewer of our smartphones during the second quarter 2011 as they reduced their inventories of those devices which were slightly above normal levels at the end of the first quarter 2011, particularly in China.

Average Selling Price

Smart Devices ASP increased year-on-year driven by the shipment of new Symbian devices, partially offset by pressure from competing smartphone platforms, tactical pricing actions, and price aggressive competitors.

Smart Devices ASP decreased sequentially driven by pressure from competing smartphone platforms, tactical pricing actions, and price aggressive competitors, partially offset by the shipment of new Symbian devices.

Gross Margin

The year-on-year and sequential declines in our Smart Devices gross margin in the second quarter 2011 were driven by lower volumes, greater price erosion than cost erosion, and tactical pricing actions for specific products due to the competitive environment, partially offset by a gross margin benefit due to lower deferral of revenue related to map services sold in combination with devices.

Mobile Phones

The following chart sets out a summary of the results for our Mobile Phones business unit for the periods indicated, as well as the year-on-year and sequential growth rates.

MOBILE PHONES RESULTS SUMMARY

	Q2/2011	Q2/2010	YoY Change	Q1/2011	QoQ Change
Net sales (EUR millions)(1)	2 551	3 190	-20%	3 407	-25%
Mobile Phones volume (million units)	71.8	85.8	-16%	84.3	-15%
Mobile Phones ASP (EUR)	36	37	-3%	40	-10%
Gross margin (%)	25.1%	27.8%		27.9%
Operating expenses (EUR million)	420	374	12%	386	9%
Contribution margin (%)	8.6%	16.1%		16.5%

Note 1: Does not include IPR royalty income. IPR royalty income is recognized in Devices & Services Other net sales.

Net Sales

On a year-on-year basis, our Mobile Phones net sales in the second quarter 2011 decreased primarily due to lower volumes and, to a less extent, lower ASP. On a sequential basis, our Mobile Phones net sales decreased due to lower volumes and lower ASP.

Volume

The year-on-year and sequential declines in our Mobile Phones volumes were driven by distributors and operators purchasing fewer of our mobile phones during the second quarter 2011 as they reduced their inventories of those devices which were slightly above normal levels at the end of the first quarter 2011.  In addition, our lack of Dual SIM phones, a growing part of the market, until late in the second quarter 2011 adversely impacted our Mobile Phones volumes during that quarter. Mobile Phones volumes were also adversely affected by continued pressure from a variety of price aggressive competitors.

Average Selling Price

The year-on-year and sequential declines in our Mobile Phones ASP in the second quarter 2011 were driven by a recalibration of our prices as general price competition across all price categories increased following a relatively benign pricing environment over the previous three quarters. On a year-on-year and sequential basis, Mobile Phones ASP was also negatively impacted by a product mix shift towards lower-priced mobile phones, reflecting the market trend towards increasingly affordable smartphones. This was moderated somewhat on a year-on-year basis by the solid performance of QWERTY products in Mobile Phones’ portfolio.

Gross Margin

The year-on-year decline in our Mobile Phones gross margin was primarily due to general declines across the majority of the portfolio, partially offset by the strong performance of certain new products such as the Nokia C3,

C1-01, C2-01, and X2-00.  Gross margin was negatively impacted due to greater price erosion than cost erosion across the portfolio, driven by a recalibration of our prices in the second quarter of 2011 following a relatively benign pricing environment over the previous three quarters. Lower volumes also contributed to the gross margin decline.

The sequential decline in our Mobile Phones gross margin was primarily due to greater price erosion than cost erosion across the portfolio, driven by a recalibration of our prices following a relatively benign pricing environment over the previous three quarters. In addition, the gross margin was negatively impacted by lower volumes and tactical pricing actions for specific products due to the competitive environment.

NAVTEQ

On June 22, 2011, we announced plans to create a new Location & Commerce business which will combine NAVTEQ and Nokia’s social location services operations from Devices & Services. The Location & Commerce business will be an operating and reportable segment beginning October 1, 2011. In addition to a broad portfolio of products and services for the wider internet ecosystem, the Location & Commerce business will create integrated social location offerings in support of Nokia’s strategic goal in smartphones, including Nokia products with Windows Phone, as well as support for bringing the internet to the next billion.

The following chart sets out a summary of the results for NAVTEQ for the periods indicated, as well as the year-on-year and sequential growth rates.

NAVTEQ RESULTS SUMMARY

	Q2/2011	Q2/2010	YoY Change	Q1/2011	QoQ Change
Net sales (EUR millions)	245	252	-3%	232	6%
Non-IFRS gross margin (%)	82.9%	81.4%		84.1%
Non-IFRS operating expenses (EUR millions)	151	153	-1%	142	6%
Non-IFRS operating margin (%)	21.5%	19.8%		23.3%

Net Sales

The year-on-year decrease in NAVTEQ net sales was primarily driven by changes in the foreign currency exchange rate and lower sales of map licenses to mobile device customers, partially offset by higher sales of map licenses to vehicle customers due to higher consumer uptake of vehicle navigation systems. Sequentially, the increase in NAVTEQ net sales was primarily driven by seasonally higher sales in all customer categories except for mobile devices. At constant currency, NAVTEQ net sales would have increased 1% year-on-year and 9% sequentially.

Gross Margin

On a year-on-year basis, the increase in NAVTEQ non-IFRS gross margin was primarily due to reduced royalty payments to data suppliers. Sequentially, the decline in NAVTEQ non-IFRS gross margin was primarily due to the annual reset of a royalty contract with a data supplier.

Operating Expenses

NAVTEQ non-IFRS research and development expenses were flat year-on-year driven by increased spending on the development of location content, offset by changes in foreign currency exchange rates. NAVTEQ non-IFRS research and development expenses increased 4% sequentially driven by the timing of projects and increased spending on the development of location content.

NAVTEQ non-IFRS sales and marketing expenses decreased 6% year-on-year driven by changes in foreign currency exchange rates. NAVTEQ non-IFRS sales and marketing expenses increased 10% sequentially driven by seasonal increases in marketing expenses related to map update marketing campaigns.

NAVTEQ non-IFRS administrative and general expenses were flat year-on-year driven by changes in foreign currency exchange rates and lower occupancy costs, offset by costs related to the forming of the planned Location

& Commerce business. NAVTEQ non-IFRS administrative and general expenses increased 13% sequentially driven by costs related to the forming of the planned Location & Commerce business.

Nokia Siemens Networks

Nokia Siemens Networks operating results for the second quarter 2011 reflect the inclusion of the acquired Motorola Solutions networks assets from April 30, 2011. Accordingly, the results of Nokia Siemens Networks for the second quarter 2011 are not directly comparable to its results for prior periods.

The following chart sets out a summary of the results for Nokia Siemens Networks for the periods indicated, as well as the year-on-year and sequential growth rates.

NOKIA SIEMENS NETWORKS RESULTS SUMMARY

	Q2/2011	Q2/2010	YoY Change	Q1/2011	QoQ Change
Net sales (EUR millions)	3 642	3 039	20%	3 171	15%
Non-IFRS gross margin (%)	26.6%	30.8%		26.9%
Non-IFRS operating expenses (EUR millions)	931	898	4%	852	9%
Non-IFRS operating margin (%)	1.1%	1.7%		0.1%

Net Sales

The following chart sets out Nokia Siemens Networks net sales for the periods indicated, as well as the year-on-year and sequential growth rates, by geographic area.

NOKIA SIEMENS NETWORKS NET SALES BY GEOGRAPHIC AREA

EUR millions	Q2/2011	Q2/2010	YoY Change	Q1/2011	QoQ Change
Europe	1 122	1 136	-1%	1 001	12%
Middle East & Africa	389	400	-3%	307	27%
Greater China	403	357	13%	322	25%
Asia-Pacific	973	594	64%	988	-2%
North America	311	181	72%	169	84%
Latin America	444	371	20%	384	16%
Total	3 642	3 039	20%	3 171	15%

Nokia Siemens Networks completed the acquisition of Motorola Solutions’ networks assets on April 29, 2011.

As of April 30, 2011, responsibility for supporting customers of Motorola Solutions’ GSM, CDMA, WCDMA, WiMAX and LTE products and services was transferred to Nokia Siemens Networks. Approximately 6900 employees are transferring to Nokia Siemens Networks, as well as responsibility for supporting 50 operators across 52 countries. The acquisition covers a number of research and development facilities, including sites in the United States, China, Russia, India and the UK. The acquisition is expected to strengthen Nokia Siemens Networks’ market position in key geographic markets, in particular North America and Japan, as well as with some of the world’s major service providers.

The 20% year-on-year increase in Nokia Siemens Networks net sales in the second quarter 2011 was primarily driven by growth in both the product and services businesses in most regions, as well as the contribution from the acquired Motorola networks assets. Excluding the acquired Motorola networks assets, Nokia Siemens Networks net sales would have increased 13% year-on-year.

The 15% sequential increase in Nokia Siemens Networks net sales in the second quarter 2011 was driven by a seasonally stronger infrastructure market in most regions as well as the contribution from the acquired Motorola networks assets. Excluding the acquired Motorola networks assets, Nokia Siemens Networks net sales would have increased 8% sequentially.

At constant currency, Nokia Siemens Networks net sales would have increased 21% year-on-year and increased 16% sequentially.

Gross Margin

The lower year-on-year Nokia Siemens Networks non-IFRS gross margin in the second quarter 2011 was primarily due to lower software sales, an unfavorable regional net sales mix and new network infrastructure modernization projects in certain regions. On a year-on-year basis, the acquired Motorola networks assets had a positive impact on the non-IFRS gross margin of approximately 30 basis points.

The lower sequential Nokia Siemens Networks non-IFRS gross margin in the second quarter 2011 was primarily due to the negative impact of certain network modernization projects, which more than offset the improved regional mix and the positive impact of approximately 30 basis points from the acquired Motorola networks assets.

Operating Expenses

Excluding the acquired Motorola networks assets, Nokia Siemens Networks non-IFRS operating expenses would have decreased 6% year-on-year and decreased 1% sequentially.

Nokia Siemens Networks non-IFRS research and development expenses increased 6% year-on-year and 9% sequentially. Excluding the acquired Motorola networks assets, Nokia Siemens Networks non-IFRS research & development expenses would have decreased by 6% year-on-year and 3% sequentially driven by ongoing cost initiatives which more than offset increased investments in strategic initiatives in radio technology.

Nokia Siemens Networks non-IFRS sales and marketing expenses decreased 1% year-on-year and increased 7% sequentially. Excluding the acquired Motorola networks assets, Nokia Siemens Networks non-IFRS sales and marketing expenses would have decreased 6% year-on-year and increased 2% sequentially. The year-on-year decline was driven by lower pre-sales activities as well as ongoing cost savings initiatives. The sequential increase was driven primarily by pre-sales activities.

Nokia Siemens Networks non-IFRS administrative and general expenses increased 7% year-on-year and 15% sequentially. Excluding the acquired Motorola networks assets, Nokia Siemens Networks non-IFRS administrative and general expenses would have decreased 2% year-on-year and increased 4% sequentially. The year-on-year decline was driven by ongoing cost initiatives. On a sequential basis, the increase was primarily due to higher revenues.

Nokia Siemens Networks non-IFRS other income and expense decreased year-on-year and was flat sequentially due to a variety of individually insignificant changes.

Operating Margin

The lower year-on-year Nokia Siemens Networks non-IFRS operating margin in the second quarter 2011 primarily reflected the lower gross margin and increased operating expenses and integration costs related to the acquired Motorola networks assets.  Sequentially, the increase in Nokia Siemens Networks non-IFRS operating margin reflected the higher net sales, offset to some extent by increased operating expenses and integration costs related to the acquired Motorola networks assets.

On a year-on-year and sequential basis, the acquired Motorola networks assets had a negative impact on the non-IFRS operating margin of approximately 50 basis points. The impact would have been positive excluding integration-related items.

Since the end of the quarter, Nokia Siemens Networks has confirmed that a review for assessing private equity interest in the company had been completed. The two current shareholders, Nokia and Siemens, believe they are in the best position to further enhance the value of Nokia Siemens Networks and have thus reaffirmed their commitment to the company. Together with Siemens, Nokia is evaluating alternatives that would create an industry leading company with best-in-class profitability and which is viable on a stand-alone basis.

SECOND QUARTER 2011 OPERATING HIGHLIGHTS

Nokia

•                  We announced the appointment of Michael Halbherr as Executive Vice President to lead the new Location & Commerce business, which will combine NAVTEQ and Nokia’s social location services operations from Devices & Services as of October 1, 2011. As of July 1, Halbherr is a member of the Nokia Leadership Team, reporting to CEO Stephen Elop. The Location & Commerce business will develop a new class of integrated social location products and services for consumers, as well as platform services and local commerce services for device manufacturers, application developers, internet services providers, merchants, and advertisers.

•                  To deliver on its new strategy, Nokia announced plans to align its global workforce and consolidate site operations, including plans to reduce its global workforce by about 4 000 employees by the end of 2012, with the majority of reductions in Denmark, Finland and the UK.

Devices & Services

•                  We signed a definitive agreement with Microsoft on a partnership that will result in a new global mobile ecosystem, utilizing the very complementary assets of both companies.

•                  We announced that we have signed a patent license agreement with Apple. The agreement resulted in settlement of all patent litigation between the companies, including the withdrawal by Nokia and Apple of their respective complaints to the US International Trade Commission.

•                  We started shipping the Nokia E6 and the Nokia X7, two new smartphones aimed at business people and entertainment enthusiasts respectively. The two devices are the first Nokia smartphones running on Symbian Anna, the latest Symbian software, with new icons and usability enhancements such as improved text input, a faster browser and refreshed Ovi Maps.

•                  We started shipping Nokia N8s, E7s, C7s and C6-01s with the new Symbian Anna software, and announced that, by the end of August, existing owners of these devices can also download Symbian Anna.

•                  Nokia and Accenture finalized an agreement for Nokia to outsource Symbian software development and support activities to Accenture. Under the agreement, Accenture will provide Symbian based software development and support services to Nokia through 2016. Approximately 2 800 Nokia employees located in China, Finland, India, United Kingdom and the United States, are expected to transfer to Accenture at closing, which is expected to take place in the early part of October, 2011.

•                  Nokia introduced the Nokia N9, a pure touch smartphone. The outcome of our MeeGo efforts, the Nokia N9 comes in a unibody polycarbonate design that enables superior antenna performance for better reception, better voice quality and fewer dropped calls; and a smarter all-round experience with NFC for sharing and pairing to accessories.  The Nokia N9 also introduces an innovative new design where the home key — typically located at the bottom of the device — is replaced by a simple gesture: a swipe.

•                  We started shipping the Nokia C2-00, our first Dual SIM mobile phone which enables users to use two SIM cards in the same device, meaning calls and text messages can come to either number when the phone is on. The Nokia C2-00 is a Series 40-based device.

•                  We started shipping the Dual SIM Nokia X1-01, a Series 30-based phone optimized for music playback through a powerful built-in speaker.

•                  We further expanded our Dual SIM portfolio with the introduction of the Nokia C2-03, which has unique Dual SIM capabilities. The device enables users to personalize up to five SIM cards, while it also features our Easy Swap technology which makes switching SIM cards simple and quick.

•                  Along with two other new models we introduced in the quarter — the Nokia C2-02 and Nokia C2-06 — the Nokia C2-03 features the new Nokia Browser, which is designed to provide a more personal and affordable internet experience. The Nokia Browser, which is available in 87 languages, compresses data and can thus reduce the cost of surfing the web. All three new models also feature Nokia Maps for Series 40, which provides an advanced, cost-efficient maps experience. The new Nokia Maps for Series 40 is similar to that available on our smartphones in that people can view maps and plan routes when the phone is in offline mode.

•                  We launched photorealistic 3D models of certain metropolitan areas for the web version of Ovi Maps.  This immersive and free feature adds a new dimension to the Ovi Maps experience and enables people to explore places in a completely different way.

•                  Store continued to see increased downloads of applications and content during the quarter. By early July 2011, the Store was attracting more than 6.5 million downloads a day, compared with up to 5 million a day reported in April 2011, boosted by downloads on the latest Symbian devices. Increased demand for apps from the approximately 225 million-strong Symbian consumer base has seen the Store catalog grow to more than 50 000 apps.

•                  We announced plans to make Qt core to our mobile phones strategy. For developers, this means a dramatic increase in the distribution and monetization opportunities for Qt apps.

•                  We announced the release of Qt SDK 1.1 offering one integrated development environment for creating both consumer applications on Nokia’s Symbian platform as well as for desktop applications such as Windows 7, Mac OSX and Linux.  Using the Qt SDK to build their apps, developers have a complete, easy-to-use tool designed to reduce application creation time for Nokia touch-screen devices.

NAVTEQ

•                  NAVTEQ launched its LocationPoint mobile ad network in South Africa.

•                  NAVTEQ announced the availability of real-time traffic in Russia and United Arab Emirates. The UAE launch coincided with the data being made available on Nokia smartphones.

•                  NAVTEQ announced it is supplying map data for new GPS-enabled digital cameras from Fujifilm and Olympus Imaging.

•                  NAVTEQ previewed its TPEG-based traffic services which will significantly reduce costs of delivering traffic and other dynamic data.

•                  NAVTEQ expanded its presence in India with the opening of a second production center and the launch of NAVTEQ Natural Guidance for India.

Nokia Siemens Networks

•                  Nokia Siemens Networks completed the acquisition of certain wireless network infrastructure assets of Motorola Solutions, paying USD 975 million in cash, on April 29, 2011. The acquisition is expected to strengthen the company’s position in North America and Japan, adding approximately 6 900 employees across 52 countries.

•                  Nokia Siemens Networks announced several key mobile broadband deals, including a LTE roll-out for LG U+ in Korea, HSPA+ as part of 3G modernization and expansion for Celcom in Klang Valley, Malaysia, as well as 3G/HSPA network equipment and related turnkey services for TelCell in the Netherlands Antilles. The company signed a system integration deal with MegaFon to build a country-wide IP mobile backhaul network in Russia and an exclusive packet core deal with Optus in Australia. In addition, FASTWEB, an Italian broadband provider, selected Nokia Siemens Networks and Juniper Networks to build additional network capacity and deliver a Multiservice IP backbone.

•                  SK Telecom in Korea selected Nokia Siemens Networks to provide a 100G-ready optical network system and INOVENTICA, a Russian infrastructure service provider, will use the company’s DWDM optical transport network to offer cloud computing services.

•                  Nokia Siemens Networks announced it has invested in ClariPhy Inc., a leading U.S.-based semiconductor developer for next-generation platforms.

•                  In services, Nokia Siemens Networks announced the start of operations for its Global Network Operations Center (GNOC) in Sao Paulo, Brazil. In China, Shanghai Unicom awarded the company a five-year contract for network maintenance services. China Unicom’s subsidiary in Anhui province will deploy Nokia Siemens Networks’ Energy Solutions to reduce by 20% total mobile base station site power consumption.

•                  In the customer experience management field, Nokia Siemens Networks expanded its portfolio with CEM 2.0, which helps operators fully utilize data to improve the customer experience and their business results. The company announced Zain Kuwait is now deploying two CEM platforms, Serve atOnce Traffica and Serve atOnce Intelligence.

•                  Nokia Siemens Networks has signed a contract with Yutong Bus in China to provide a machine-to-machine (M2M) service platform and develop telematics applications based on a cost efficient Software-as-a-Service (SaaS) model.

•                  Nokia Siemens Networks has expanded its Liquid Radio architecture with the launch of a new, high power radio module for its Flexi Multiradio Base Station family at CommunicAsia 2011 in Singapore.

For more information on the operating highlights mentioned above, please refer to related press announcements at the following links: www.nokia.com/press, www.navteq.com/about/press.html, www.nokiasiemensnetworks.com/press

NOKIA IN THE SECOND QUARTER 2011

(The following discussion is of Nokia’s reported results. Comparisons are given to the second quarter 2010 results, unless otherwise indicated.)

Nokia’s net sales decreased 7% to EUR 9 275 million (EUR 10 003 million). Net sales of Smart Devices decreased 32% to EUR 2 368 million (EUR 3 503 million). Net sales of Mobile Phones decreased 20% to EUR 2 551 million (EUR 3 190 million). Net sales of the total Devices & Services business decreased 20% to EUR 5 467 million (EUR 6 799 million). Net sales of NAVTEQ decreased 3% to EUR 245 million (EUR 252 million). Net sales of Nokia Siemens Networks increased 20% to EUR 3 642 million (EUR 3 039 million).

Nokia’s operating profit decreased to an operating loss of EUR 487 million (operating profit of EUR 295 million), representing an operating margin of -5.3% (2.9%). Contribution of Smart Devices decreased to EUR -147 million (EUR 283 million), representing -6.2% of Smart Devices net sales (8.1%).  Contribution of Mobile Phones decreased to EUR 219 million (EUR 513 million), representing 8.6% of Mobile Phones net sales (16.1%).  Operating profit in the total Devices & Services business decreased to an operating loss of EUR 247 million (operating profit of EUR 643 million), representing an operating margin of -4.5% (9.5%). Operating loss in NAVTEQ was EUR 58 million (operating loss of EUR 81 million), representing an operating margin of -23.7% (-32.1%). Operating loss in Nokia Siemens Networks was EUR 111 million (operating loss EUR 179 million), representing an operating margin of -3.0% (-5.9%). Group Common Functions expense totaled EUR 56 million (EUR 33 million).

In the period from April to June 2011, net financial expense was EUR 42 million (EUR 68 million). Loss before tax was EUR 544 million (profit before tax EUR 221 million). Loss was EUR 492 million (profit EUR 104 million), based on a loss of EUR 368 million (profit EUR 227 million) attributable to equity holders of the parent and a loss of EUR 124 million (loss of EUR 123 million) attributable to non-controlling interests. Earnings per share was EUR -0.10 (basic) and EUR -0.10 (diluted), compared with EUR 0.06 (basic) and EUR 0.06 (diluted) in the second quarter 2010.

NOKIA IN JANUARY — JUNE 2011

(The following discussion is of Nokia’s reported results. Comparisons are given to the January — June 2010 results, unless otherwise indicated.)

Nokia’s net sales increased 1% to EUR 19 674 million (EUR 19 525 million). Net sales of Smart Devices decreased 14% to EUR 5 896 million (EUR 6 865 million). Net sales of Mobile Phones decreased 7% to EUR 5 958 million (EUR 6 384 million). Net sales of the total Devices & Services business decreased 7% to EUR 12 554 million (EUR 13 462 million). Net sales of NAVTEQ increased 8% to EUR 477 million (EUR 441 million). Net sales of Nokia Siemens Networks increased 18% to EUR 6 813 million (EUR 5 757 million).

Nokia’s operating profit decreased to an operating loss of EUR 48 million (operating profit of EUR 783 million), representing an operating margin of -0.2% (4.0%). Contribution of Smart Devices decreased to EUR 72 million (EUR 633 million), representing 1.2% of Smart Devices net sales (9.2%).  Contribution of Mobile Phones decreased to EUR 781 million (EUR 1 133 million), representing 13.1% of Mobile Phones net sales (17.7%).  Operating profit in the total Devices & Services business decreased 70% to EUR 443 million (EUR 1 474 million), representing an operating margin of 3.5% (10.9%). Operating loss in NAVTEQ was EUR 120 million (operating loss of EUR 158 million), representing an operating margin of -25.2% (-35.8%). Operating loss in Nokia Siemens Networks was EUR 253 million (operating loss EUR 405 million), representing an operating margin of -3.7% (-7.0%). Group Common Functions expense totaled EUR 72 million (EUR 53 million).

In the period from January to June 2011, net financial expense was EUR 74 million (EUR 141 million). Loss before tax was EUR 141 million (profit before tax EUR 632 million). Loss was EUR 261 million (profit EUR 279 million), based on a loss of EUR 24 million (profit of EUR 576 million) attributable to equity holders of the parent and a loss of EUR 237 million (loss of EUR 297 million) attributable to non-controlling interests. Earnings per share was EUR -0.01 (basic) and EUR -0.01 (diluted), compared with EUR 0.16 (basic) and EUR 0.16 (diluted) in January-June 2010.

PERSONNEL

The average number of employees during the period from January to June 2011 was 133 814, of which the average number of employees at NAVTEQ and Nokia Siemens Networks was 5 659 and 69 005 respectively. At June 30, 2011, Nokia employed a total of 138 634 people (129 746 people at June 30, 2010), of which 5 710 were employed by NAVTEQ (4 974 people at June 30, 2010) and 74 887 were employed by Nokia Siemens Networks (65 251 people at June 30, 2010). The increase in the number of Nokia Siemens Networks employees is primarily due to the acquisition of Motorola Solutions’ networks assets.

SHARES

The total number of Nokia shares at June 30, 2011 was 3 744 956 052. At June 30, 2011, Nokia and its subsidiary companies owned 34 898 583 Nokia shares, representing approximately 0.9 % of the total number of Nokia shares and the total voting rights.

CONSOLIDATED INCOME STATEMENT, EUR million

(unaudited)

	Reported	Reported	Non-IFRS	Non-IFRS
	4-6/2011	4-6/2010	4-6/2011	4-6/2010

Net sales	9 275	10 003	9 276	10 005
Cost of sales	-6 443	-6 932	-6 417	-6 864

Gross profit	2 832	3 071	2 859	3 141
Research and development expenses	-1 416	-1 483	-1 300	-1 338
Selling and marketing expenses	-983	-1 005	-872	-897
Administrative and general expenses	-300	-286	-289	-270
Other income	43	35	43	35
Other expenses	-663	-37	-50	-11

Operating loss/profit	-487	295	391	660
Share of results of associated companies	-15	-6	-15	-6
Financial income and expenses	-42	-68	-42	-68

Loss/profit before tax	-544	221	334	586
Tax	52	-117	-146	-182

Loss/profit	-492	104	188	404

Loss/profit attributable to equity holders of the parent	-368	227	239	419
Loss attributable to non-controlling interests	-124	-123	-51	-15
	-492	104	188	404

Earnings per share, EUR (for loss/profit attributable to the equity holders of the parent)
Basic	-0.10	0.06	0.06	0.11
Diluted	-0.10	0.06	0.06	0.11

Average number of shares (1 000 shares)
Basic	3 710 049	3 708 820	3 710 049	3 708 820
Diluted	3 712 945	3 711 938	3 712 945	3 711 938

Depreciation and amortization, total	378	463	181	212

Share-based compensation expense, total	-6	13	-6	13

CONSOLIDATED INCOME STATEMENT, EUR million

(unaudited)

	Reported	Reported	Non-IFRS	Non-IFRS
	1-6/2011	1-6/2010	1-6/2011	1-6/2010

Net sales	19 674	19 525	19 676	19 527
Cost of sales	-13 768	-13 376	-13 735	-13 237

Gross profit	5 906	6 149	5 941	6 290
Research and development expenses	-2 884	-2 916	-2 626	-2 618
Selling and marketing expenses	-1 909	-1 939	-1 693	-1 722
Administrative and general expenses	-564	-546	-543	-502
Other income	90	138	90	109
Other expenses	-687	-103	-74	-77

Operating loss/profit	-48	783	1 095	1 480
Share of results of associated companies	-19	-10	-19	-10
Financial income and expenses	-74	-141	-74	-141

Loss/profit before tax	-141	632	1 002	1 329
Tax	-120	-353	-367	-469

Loss/profit	-261	279	635	860

Loss/profit attributable to equity holders of the parent	-24	576	728	935
Loss attributable to non-controlling interests	-237	-297	-93	-75
	-261	279	635	860

Earnings per share, EUR (for loss/profit attributable to the equity holders of the parent)
Basic	-0.01	0.16	0.20	0.25
Diluted	-0.01	0.16	0.20	0.25

Average number of shares (1 000 shares)
Basic	3 709 776	3 708 650	3 709 776	3 708 650
Diluted	3 714 013	3 712 468	3 714 013	3 712 468

Depreciation and amortization, total	793	900	359	413

Share-based compensation expense, total	—	19	—	19

NOKIA NET SALES BY GEOGRAPHIC AREA, EUR million

(unaudited)

Reported	4-6/2011	Y-o-Y change, %	4-6/2010	1-12/2010

Europe	2 873	-15	3 383	14 652
Middle-East & Africa	1 380	3	1 339	5 518
Greater China	1 320	-24	1 727	7 620
Asia-Pacific	2 063	-4	2 139	8 946
North America	467	-5	490	1 953
Latin America	1 172	27	925	3 757

Total	9 275	-7	10 003	42 446

NOKIA PERSONNEL BY GEOGRAPHIC AREA

	30.06.11	Y-o-Y change, %	30.06.10	31.12.10

Europe	55 096	-2	56 070	54 556
Middle-East & Africa	5 203	12	4 630	4 681
Greater China	22 886	19	19 183	21 050
Asia-Pacific	30 010	12	26 707	29 310
North America	9 727	18	8 241	8 084
Latin America	15 712	5	14 915	14 746

Total	138 634	7	129 746	132 427

DEVICES & SERVICES, EUR million

(unaudited)

	Reported 4-6/2011	Special items & PPA 4-6/2011	Non-IFRS 4-6/2011	Reported 4-6/2010	Special items & PPA 4-6/2010	Non-IFRS 4-6/2010

Net sales (1)	5 467	—	5 467	6 799	1	6 800
Cost of sales	-3 767	—	-3 767	-4 747	—	-4 747

Gross profit	1 700	—	1 700	2 052	1	2 053
% of net sales	31.1		31.1	30.2		30.2

Research and development expenses (2)	-673	2	-671	-740	3	-737
% of net sales	12.3		12.3	10.9		10.8

Selling and marketing expenses (3)	-570	1	-569	-587	—	-587
% of net sales	10.4		10.4	8.6		8.6

Administrative and general expenses	-89	—	-89	-101	—	-101
% of net sales	1.6		1.6	1.5		1.5

Other income and expenses (4)	-615	613	-2	19	—	19

Operating loss/profit	-247	616	369	643	4	647
% of net sales	-4.5		6.7	9.5		9.5

(1) Deferred revenue related to acquisitions of EUR 1 million in Q2/10.

(2) Amortization of acquired intangible assets of EUR 2 million in Q2/11 and EUR 3 million in Q2/10.

(3) Amortization of acquired intangible assets of EUR 1 million in Q2/11.

(4) Restructuring charges of EUR 297 million, Accenture deal consideration of EUR 275 million and impairment of shares in an associated company of EUR 41 million recognized in Devices & Services Other in Q2/11.

NAVTEQ, EUR million

(unaudited)

	Reported 4-6/2011	Special items & PPA 4-6/2011	Non-IFRS 4-6/2011	Reported 4-6/2010	Special items & PPA 4-6/2010	Non-IFRS 4-6/2010

Net sales (1)	245	1	246	252	1	253
Cost of sales	-42	—	-42	-47	—	-47

Gross profit	203	1	204	205	1	206
% of net sales	82.9		82.9	81.3		81.4

Research and development expenses (2)	-182	83	-99	-197	98	-99
% of net sales	74.3		40.2	78.2		39.1

Selling and marketing expenses (3)	-61	27	-34	-68	32	-36
% of net sales	24.9		13.8	27.0		14.2

Administrative and general expenses	-18	—	-18	-18	—	-18
% of net sales	7.3		7.3	7.1		7.1

Other income and expenses	—	—	—	-3	—	-3

Operating loss/profit	-58	111	53	-81	131	50
% of net sales	-23.7		21.5	-32.1		19.8

(1) Deferred revenue related to acquisitions of EUR 1 million in Q2/11 and EUR 1 million in Q2/10.

(2) Amortization of acquired intangibles of EUR 83 million in Q2/11 and EUR 98 million in Q2/10.

(3) Amortization of acquired intangibles of EUR 27 million in Q2/11 and EUR 32 million in Q2/10.

NOKIA SIEMENS NETWORKS, EUR million

(unaudited)

	Reported 4-6/2011	Special items & PPA 4-6/2011	Non-IFRS 4-6/2011	Reported 4-6/2010	Special items & PPA 4-6/2010	Non-IFRS 4-6/2010

Net sales	3 642	—	3 642	3 039	—	3 039
Cost of sales (1)	-2 698	26	-2 672	-2 170	68	-2 102

Gross profit	944	26	970	869	68	937
% of net sales	25.9		26.6	28.6		30.8

Research and development expenses (2)	-561	31	-530	-545	44	-501
% of net sales	15.4		14.6	17.9		16.5

Selling and marketing expenses (3)	-351	83	-268	-349	76	-273
% of net sales	9.6		7.4	11.5		9.0

Administrative and general expenses (4)	-144	11	-133	-140	16	-124
% of net sales	4.0		3.7	4.6		4.1

Other income and expenses (5)	1	—	1	-14	26	12

Operating loss/profit	-111	151	40	-179	230	51
% of net sales	-3.0		1.1	-5.9		1.7

(1) Restructuring charges of EUR 26 million in Q2/11 and EUR 68 million in Q2/10.

(2) Restructuring charges of EUR 27 million and amortization of acquired intangibles of EUR 4 million in Q2/11 Reversal of restructuring charges of EUR 1 million and amortization of acquired intangibles of EUR 45 million in Q2/10.

(3) Restructuring charges of EUR 7 million and amortization of acquired intangibles of EUR 76 million in Q2/11. Restructuring charges of EUR 5 million and amortization of acquired intangibles of EUR 71 million in Q2/10.

(4) Restructuring charges of EUR 11 million in Q2/11 and EUR 16 million in Q2/10.

(5) Restructuring charges of EUR 26 million in Q2/10.

GROUP COMMON FUNCTIONS, EUR million

(unaudited)

	Reported 4-6/2011	Special items & PPA 4-6/2011	Non-IFRS 4-6/2011	Reported 4-6/2010	Special items & PPA 4-6/2010	Non-IFRS 4-6/2010

Net sales	—	—	—	—	—	—
Cost of sales	—	—	—	—	—	—

Gross profit	—	—	—	—	—	—

Research and development expenses	—	—	—	-1	—	-1

Selling and marketing expenses	-1	—	-1	-1	—	-1

Administrative and general expenses	-49	—	-49	-27	—	-27

Other income and expenses	-6	—	-6	-4	—	-4

Operating loss	-56	—	-56	-33	—	-33

CONSOLIDATED INCOME STATEMENT, EUR million

(unaudited)

NOKIA GROUP

	Reported 4-6/2011	Special items & PPA 4-6/2011	Non-IFRS 4-6/2011	Reported 4-6/2010	Special items & PPA 4-6/2010	Non-IFRS 4-6/2010

Net sales (1)	9 275	1	9 276	10 003	2	10 005
Cost of sales (2)	-6 443	26	-6 417	-6 932	68	-6 864

Gross profit	2 832	27	2 859	3 071	70	3 141
% of net sales	30.5		30.8	30.7		31.4

Research and development expenses (3)	-1 416	116	-1 300	-1 483	145	-1 338
% of net sales	15.3		14.0	14.8		13.4

Selling and marketing expenses (4)	-983	111	-872	-1 005	108	-897
% of net sales	10.6		9.4	10.0		9.0

Administrative and general expenses (5)	-300	11	-289	-286	16	-270
% of net sales	3.2		3.1	2.9		2.7

Other income and expenses (6)	-620	613	-7	-2	26	24

Operating loss/profit	-487	878	391	295	365	660
% of net sales	-5.3		4.2	2.9		6.6

Share of results of associated companies	-15	—	-15	-6	—	-6
Financial income and expenses	-42	—	-42	-68	—	-68

Loss/profit before tax	-544	878	334	221	365	586
Tax	52	-198	-146	-117	-65	-182

Loss/profit	-492	680	188	104	300	404

Loss/profit attributable to equity holders of the parent	-368	607	239	227	192	419
Loss attributable to non-controlling interests	-124	73	-51	-123	108	-15
	-492	680	188	104	300	404

Earnings per share, EUR
(for loss/profit attributable to the equity holders of the parent)
Basic	-0.10		0.06	0.06		0.11
Diluted	-0.10		0.06	0.06		0.11

Average number of shares
(1 000 shares)
Basic	3 710 049		3 710 049	3 708 820		3 708 820
Diluted	3 712 945		3 712 945	3 711 938		3 711 938

Depreciation and amortization, total	378	-197	181	463	-251	212

Share-based compensation expense, total	-6	—	-6	13	—	13

(1) Deferred revenue related to acquisitions of EUR 1 million Q2/11 and EUR 2 million in Q2/10.

(2) Restructuring charges of EUR 23 million and amortization of acquired intangible assets of EUR 3 million in Q2/11. Restructuring charges of EUR 68 million in Q2/10.

(3) Restructuring charges of EUR 27 million and amortization of acquired intangible assets of EUR 89 million in Q2/11.Reversal of restructuring charges of EUR 1 million and amortization of acquired intangible assets of EUR 146 million in Q2/10.

(4) Restructuring charges of EUR 7 million and amortization of acquired intangible assets of EUR 104 million in Q2/11. Restructuring charges of 5 million and amortization of acquired intangible assets of EUR 103 million in Q2/10.

(5) Restructuring charges of EUR 11 million in Q2/11 and EUR 16 million in Q2/10.

(6) Restructuring charges of EUR 297 million, Accenture deal consideration of EUR 275 million and impairment of shares in an associated company of EUR 41 million in Q2/11. Restructuring charges of EUR 26 million in Q2/10.

SEGMENT INFORMATION AND ELIMINATIONS

SECOND QUARTER 2011, REPORTED, EUR million

(unaudited)

	Smart Devices 4-6/2011	Mobile Phones 4-6/2011	Devices & Services other 4-6/2011	Devices & Services 4-6/2011	NAVTEQ 4-6/2011	Nokia Siemens Networks 4-6/2011	Corporate Common 4-6/2011	Eliminations 4-6/2011	Nokia Group 4-6/2011

Net sales (1)	2 368	2 551	548	5 467	245	3 642		-79	9 275
Cost of sales (2)	-1 759	-1 911	-97	-3 767	-42	-2 698		64	-6 443
Gross profit (3)	609	640	451	1 700	203	944	—	-15	2 832
% of net sales	25.7	25.1	82.3	31.1	82.9	25.9			30.5

Operating expenses	-752	-420	-160	-1 332	-261	-1 056	-50	—	-2 699

Other income and expenses	-4	-1	-610	-615	—	1	-6	—	-620

Contribution	-147	219	-319
% of net sales	-6.2	8.6	-58.2

Operating loss (3)				-247	-58	-111	-56	-15	-487
% of net sales				-4.5	-23.7	-3.0			-5.3

SECOND QUARTER 2010, REPORTED, EUR million
(unaudited)

	Smart Devices 4-6/2010	Mobile Phones 4-6/2010	Devices & Services other 4-6/2010	Devices & Services 4-6/2010	NAVTEQ 4-6/2010	Nokia Siemens Networks 4-6/2010	Corporate Common 4-6/2010	Eliminations 4-6/2010	Nokia Group 4-6/2010

Net sales (1)	3 503	3 190	106	6 799	252	3 039	—	-87	10 003
Cost of sales (2)	-2 374	-2 304	-69	-4 747	-47	-2 170	—	32	-6 932
Gross profit (3)	1 129	886	37	2 052	205	869	—	-55	3 071
	32.2	27.8	34.9	30.2	81.3	28.6			30.7

Operating expenses	-848	-374	-206	-1 428	-283	-1 034	-29	—	-2 774

Other income and expenses	2	1	16	19	-3	-14	-4	—	-2

Contribution	283	513	-153
	8.1	16.1	-144.3

Operating profit (3)				643	-81	-179	-33	-55	295
				9.5	-32.1	-5.9		63.2	2.9

(1) Includes IPR royalty income recognized in Devices & Services Other net sales.

(2) Devices & Services related IPR royalty costs recognized in Smart Devices and Mobile Phones.

(3) Elimination of profits recognized in NAVTEQ that are deferred in Devices & Services related to Ovi Maps service sold in combination with Nokia’s GPS  enabled smartphones.

CONSOLIDATED INCOME STATEMENT, IFRS, EUR million

(unaudited)

	4-6/2011	4-6/2010	1-6/2011	1-6/2010	1-12/2010

Net sales	9 275	10 003	19 674	19 525	42 446
Cost of sales	-6 443	-6 932	-13 768	-13 376	-29 629

Gross profit	2 832	3 071	5 906	6 149	12 817
Research and development expenses	-1 416	-1 483	-2 884	-2 916	-5 863
Selling and marketing expenses	-983	-1 005	-1 909	-1 939	-3 877
Administrative and general expenses	-300	-286	-564	-546	-1 115
Other income	43	35	90	138	476
Other expenses	-663	-37	-687	-103	-368

Operating loss/profit	-487	295	-48	783	2 070
Share of results of associated companies	-15	-6	-19	-10	1
Financial income and expenses	-42	-68	-74	-141	-285

Loss/profit before tax	-544	221	-141	632	1 786
Tax	52	-117	-120	-353	-443

Loss/profit	-492	104	-261	279	1 343

Loss/profit attributable to equity holders of the parent	-368	227	-24	576	1 850
Loss attributable to non-controlling interests	-124	-123	-237	-297	-507

	-492	104	-261	279	1 343

Earnings per share, EUR
(for loss/profit attributable to the equity holders of the parent)
Basic	-0.10	0.06	-0.01	0.16	0.50
Diluted	-0.10	0.06	-0.01	0.16	0.50

Average number of shares (1 000 shares)
Basic	3 710 049	3 708 820	3 709 776	3 708 650	3 708 816
Diluted	3 712 945	3 711 938	3 714 013	3 712 468	3 713 250

Depreciation and amortization, total	378	463	793	900	1 771

Share-based compensation expense, total	-6	13	—	19	48

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME, IFRS, EUR million

(unaudited)

	4-6/2011	4-6/2010	1-6/2011	1-6/2010	1-12/2010

Loss/profit	-492	104	-261	279	1 343

Other comprehensive income
Translation differences	-9	1 076	-800	1 977	1 302
Net investment hedge gains (+) / losses (-)	-19	-277	243	-506	-389
Cash flow hedges	5	-94	40	-327	-141
Available-for-sale investments	24	24	12	40	9
Other increase/decrease, net	-6	21	-9	-30	45
Income tax related to components of other comprehensive income	-6	65	-58	167	126

Other comprehensive income/expense, net of tax	-11	815	-572	1 321	952

Total comprehensive income/expense	-503	919	-833	1 600	2 295

Total comprehensive income/expense attributable to
equity holders of the parent	-388	1 047	-595	1 922	2 776
non-controlling interests	-115	-128	-238	-322	-481
	-503	919	-833	1 600	2 295

CONSOLIDATED STATEMENT OF FINANCIAL POSITION, IFRS, EUR million (unaudited)

ASSETS	30.06.2011	30.06.2010	31.12.2010
Non-current assets
Capitalized development costs	21	87	40
Goodwill	5 612	6 035	5 723
Other intangible assets	1 748	2 535	1 928
Property, plant and equipment	1 942	1 967	1 954
Investments in associated companies	70	131	136
Available-for-sale investments	617	632	533
Deferred tax assets	1 657	1 610	1 596
Long-term loans receivable	74	62	64
Other non-current assets	1	5	4
	11 742	13 064	11 978
Current assets
Inventories	2 352	2 216	2 523
Accounts receivable	7 155	7 837	7 570
Prepaid expenses and accrued income	4 255	4 736	4 360
Current portion of long-term loans receivable	24	26	39
Other financial assets	341	385	378
Investments at fair value through profit and loss, liquid assets	596	642	911
Available-for-sale investments, liquid assets	1 351	3 189	3 772
Available-for-sale investments, cash equivalents	5 995	3 298	5 641
Bank and cash	1 416	2 334	1 951
	23 485	24 663	27 145
Total assets	35 227	37 727	39 123

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246	246	246
Share issue premium	345	288	312
Treasury shares	-646	-669	-663
Translation differences	232	1 394	825
Fair value and other reserves	33	-78	3
Reserve for invested non-restricted equity	3 150	3 164	3 161
Retained earnings	8 984	9 196	10 500
	12 344	13 541	14 384
Non-controlling interests	1 615	1 804	1 847
Total equity	13 959	15 345	16 231
Non-current liabilities
Long-term interest-bearing liabilities	4 104	4 247	4 242
Deferred tax liabilities	876	1 229	1 022
Other long-term liabilities	74	98	88
	5 054	5 574	5 352
Current liabilities
Current portion of long-term loans	118	14	116
Short-term borrowing	1 245	1 114	921
Other financial liabilities	163	802	447
Accounts payable	4 857	5 581	6 101
Accrued expenses	7 208	6 660	7 365
Provisions	2 623	2 637	2 590
	16 214	16 808	17 540
Total shareholders’ equity and liabilities	35 227	37 727	39 123
Interest-bearing liabilities	5 467	5 375	5 279
Shareholders’ equity per share, EUR	3.33	3.65	3.88
Number of shares (1 000 shares) (1)	3 710 057	3 708 843	3 709 130

(1) Shares owned by Group companies are excluded.

CONSOLIDATED STATEMENT OF CASH FLOWS, IFRS, EUR million

(unaudited)

	1-6/2011	1-6/2010	1-12/2010
Cash flow from operating activities
Loss/profit attributable to equity holders of the parent	-24	576	1 850
Adjustments, total	1 228	1 164	2 112
Change in net working capital	-1 188	873	2 349
Cash generated from operations	16	2 613	6 311
Interest received	87	46	110
Interest paid	-131	-117	-235
Other financial income and expenses, net	9	-19	-507
Income taxes paid	-330	-624	-905
Net cash used in / from operating activities	-349	1 899	4 774

Cash flow from investing activities
Acquisition of Group companies, net of acquired cash	-797	-90	-110
Purchase of current available-for-sale investments, liquid assets	-1 237	-3 929	-8 573
Purchase of investments at fair value through profit and loss, liquid assets	-530	—	-646
Purchase of non-current available-for-sale investments	-77	-69	-124
Purchase of shares in associated companies	—	-26	-33
Proceeds from (+) / payment of (-) other long-term loans receivable	-14	1	2
Proceeds from (+) / payment of (-) short-term loans receivable	-4	-1	-2
Capital expenditures	-270	-286	-679
Proceeds from disposal of Group companies, net of disposed cash	-3	-11	-21
Proceeds from disposal of shares in associated companies	1	1	5
Proceeds from disposal of businesses	1	—	141
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	3 594	3 119	7 181
Proceeds from maturities and sale of investments at fair value through profit and loss, liquid assets	827	—	333
Proceeds from sale of non-current available-for-sale investments	33	46	83
Proceeds from sale of fixed assets	27	11	21
Dividends received	1	—	1
Net cash from / used in investing activities	1 552	-1 234	-2 421

Cash flow from financing activities
Other contributions from shareholders	46	—	—
Purchase of treasury shares	—	—	1
Proceeds from long-term borrowings	1	1	482
Repayment of long-term borrowings	-28	-2	-6
Proceeds from (+) / payment of (-) short-term borrowings	335	252	131
Dividends paid	-1 504	-1 518	-1 519
Net cash used in financing activities	-1 150	-1 267	-911

Foreign exchange adjustment	-234	308	224
Net increase (+) / decrease (-) in cash and cash equivalents	-181	-294	1 666
Cash and cash equivalents at beginning of period	7 592	5 926	5 926
Cash and cash equivalents at end of period	7 411	5 632	7 592

NB: The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS, EUR million

(unaudited)

	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non- restricted equity	Retained earnings	Before non- controlling interest	Non- controlling interest	Total equity
Balance at December 31, 2009	246	279	-681	-127	69	3 170	10 132	13 088	1 661	14 749
Translation differences				1 895				1 895	80	1 975
Net investment hedge losses, net of tax				-374				-374		-374
Cash flow hedges, net of tax					-182			-182	-103	-285
Available-for-sale investments, net of tax					35			35		35
Other decrease, net							-28	-28	-2	-30
Profit							576	576	-297	279
Total comprehensive income	—	—	—	1 521	-147	—	548	1 922	-322	1 600
Stock options exercised related to acquisitions		-1						-1		-1
Share-based compensation		19						19		19
Excess tax benefit on share-based compensation		-1						-1		-1
Settlement of performance and restricted shares		-8	11			-6		-3		-3
Reissuance of treasury shares			1					1		1
Conversion of debt to equity								—	500	500
Dividend							-1 484	-1 484	-35	-1 519
Total of other equity movements	—	9	12	—	—	-6	-1 484	-1 469	465	-1 004
Balance at June 30, 2010	246	288	-669	1 394	-78	3 164	9 196	13 541	1 804	15 345

Balance at December 31, 2010	246	312	-663	825	3	3 161	10 500	14 384	1 847	16 231
Translation differences				-773				-773	-26	-799
Net investment hedge gains, net of tax				180				180		180
Cash flow hedges, net of tax					18			18	26	44
Available-for-sale investments, net of tax					12			12		12
Other decrease, net							-8	-8	-1	-9
Loss							-24	-24	-237	-261
Total comprehensive income	—	—	—	-593	30	—	-32	-595	-238	-833
Share-based compensation		—						—		—
Excess tax benefit on share-based compensation		-3						-3		-3
Settlement of performance and restricted shares		-10	17			-11		-4		-4
Other contributions from shareholders		46						46		46
Dividend							-1 484	-1 484	-8	-1 492
Acquisitions and other change in non-controlling interests								—	14	14
Total of other equity movements	—	33	17	—	—	-11	-1 484	-1 445	6	-1 439
Balance at June 30, 2011	246	345	-646	232	33	3 150	8 984	12 344	1 615	13 959

Nokia Siemens Networks acquisition of Motorola Solutions’ Networks assets

On April 30, 2011 Nokia Siemens Networks completed its acquisition of Motorola Solutions’ Networks assets in exchange for total consideration transferred of EUR 721 million. The acquisition has been financed through a combination of short-term borrowings and cash.

The following table summarizes the initial estimated fair values of the assets acquired and liabilities assumed at the date of acquisition and the corresponding carrying amounts immediately before the acquisition. The amounts presented are provisional in nature as work continues to complete the initial accounting for the acquisition as of June 30, 2011.

	Carrying Amount	Fair Value	Useful lives
	EUR million	EUR million

Goodwill	79	240
Intangible assets subject to amortization:
Developed technology	0	158	5-7 years
Customer relationships	0	193	7 years
	0	351

Property, plant & equipment	147	114
Investments in associated companies	6	3
Deferred tax assets	1	0
Other non-current assets	93	0
Non-current assets	326	708

Inventories	90	103
Accounts receivable	198	218
Prepaid expenses and accrued income	46	24
Bank and cash	31	31
Current Assets	365	376

Total assets acquired	691	1 084

Other long-term liabilities	102	0
Non-current liabilities	102	0

Accounts payable	151	150
Accrued expenses	161	178
Provisions	19	19
Current liabilities	331	347

Total liabilities assumed	433	347

Non-controlling interest	18	16

Net assets acquired	240	721

The goodwill of EUR 240 million has been allocated to the Nokia Siemens Networks segment. The goodwill is attributable to the assembled workforce and synergies expected to arise subsequent to the acquisition. All of the goodwill acquired is expected to be deductible for income tax purposes.

Acquisition-related costs of EUR 4 million and EUR 8 million for the six months ended June 30, 2011 and for the year ended December 31, 2010, respectively, are included in the income statement in administrative and general expenses.

Nokia Siemens Networks reported net sales of EUR 6 813 million, operating loss of EUR 253 million and net loss of EUR 502 million for the six months ended June 30, 2011. Nokia Siemens Networks has included net sales of EUR 218 million and a net loss of EUR 81 million for the period in respect of the acquired Motorola Solutions’ Networks assets.

The net loss includes EUR 55 million related to restructuring charges and EUR 12 million related to the amortization of acquired intangible assets and other purchase price accounting charges.

Nokia Siemens Networks net sales, operating loss and net loss for the six months ended June 30, 2011 would have been EUR 7 599 million, EUR 86 million and EUR 413 million, respectively, had the acquisition occurred on January 1, 2011. This pro forma information is not necessarily indicative of the results of the combined operations had the acquisition actually occurred on January 1, 2011 or indicative of the future results of the combined operations.

COMMITMENTS AND CONTINGENCIES, EUR million

(unaudited)

	GROUP
	30.06.2011	30.06.2010	31.12.2010

Collateral for own commitments
Property under mortgages	18	18	18
Assets pledged	2	3	5

Contingent liabilities on behalf of Group companies
Guarantees for loans	—	—	—
Other guarantees	1 311	1 389	1 262

Contingent liabilities on behalf of associated companies
Other guarantees	—	—	—

Contingent liabilities on behalf of other companies
Financial guarantees on behalf of third parties	—	—	—
Other guarantees	17	23	17

Leasing obligations	1 063	1 148	1 069

Financing commitments
Customer finance commitments	74	95	85
Venture fund commitments	156	307	238

1 EUR = 1.429 USD

The unaudited, consolidated interim financial statements of Nokia have been prepared in accordance with the International Financial Reporting Standards (“IFRS”). The same accounting policies and methods of computation are followed in the interim financial statements as were followed in the consolidated financial statements of Nokia for 2010.

FORWARD-LOOKING STATEMENTS
It should be noted that certain statements herein which are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our strategic partnership with Microsoft to combine complementary assets and expertise to form a global mobile ecosystem and to adopt Windows Phone as our primary smartphone platform; B) the timing and expected benefits of our new strategy, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation; J) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) our ability to succeed in creating a competitive smartphone platform for high-quality differentiated winning smartphones or in creating new sources of revenue through our partnership with Microsoft; 2) the expected timing of the planned transition to Windows Phone as our primary smartphone platform and the introduction of mobile products based on that platform; 3) our ability to maintain the viability of our current Symbian smartphone platform during the transition to Windows Phone as our primary smartphone platform; 4) our ability to realize a return on our investment in MeeGo and next generation devices, platforms and user experiences; 5) our ability to build a competitive and profitable global ecosystem of sufficient scale, attractiveness and value to all participants and to bring winning smartphones to the market in a timely manner; 6) our ability to produce mobile phones in a timely and cost efficient manner with differentiated hardware, localized services and applications; 7) our ability to increase our speed of innovation, product development and execution to bring new competitive smartphones and mobile phones to the market in a timely manner; 8) our ability to retain, motivate, develop and recruit appropriately skilled employees; 9) our ability to implement our strategies, particularly our new mobile product strategy; 10) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 11) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our new strategy or other factors; 12) our success in collaboration and partnering arrangements with third parties, including Microsoft; 13) the success, financial condition and performance of our suppliers, collaboration partners and customers; 14) our ability to source sufficient quantities of fully functional quality components, subassemblies and software on a timely basis without interruption and on favorable terms, including the disruption of production and/or deliveries from any of our suppliers as a result of adverse conditions in the geographic areas where they are located; 15) our ability to manage efficiently our manufacturing, service creation, delivery and logistics without interruption; 16) our ability to ensure the timely delivery of sufficient volumes of products that meet our and our customers’ and consumers’ requirements and manage our inventory and timely adapt our supply to meet changing demands for our products; 17) any actual or even alleged defects or other quality, safety and security issues in our products; 18) any actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected or made available to us or stored in or through our products; 19) our ability to successfully manage costs, including our ability to achieve targeted costs reductions and to effectively and timely execute related restructuring measures, including personnel reductions; 20) our ability to effectively and smoothly implement the new operational structure for our devices and services business effective April 1, 2011; 21) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 23) our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services; 24) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 25) the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 26) any disruption to information technology systems and networks that our operations rely on; 27) unfavorable outcome of litigations; 28) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 29) our ability to achieve targeted costs reductions and increase profitability in Nokia Siemens Networks and to effectively and timely execute related restructuring measures; 30) Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 31) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 32) whether Nokia Siemens Networks is able to successfully integrate the acquired assets of Motorola Solutions’ networks business, retain existing customers of the acquired business, cross-sell Nokia Siemens Networks’ products and services to customers of the acquired business and otherwise realize the expected synergies and benefits of the acquisition; 33) Nokia Siemens Networks’ ability to timely introduce new products, services, upgrades and technologies; 34) Nokia Siemens Networks’ success in the telecommunications infrastructure services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 35) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 36) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 37) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens AG may involve and affect the carrier-related assets and employees transferred by Siemens AG to Nokia Siemens Networks; 38) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; as well as the risk factors specified on pages 12-39 of Nokia’s annual report Form 20-F for the year ended December 31, 2010 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia, Helsinki — July 21, 2011

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34900

Investor Relations Europe, tel. +358 7180 34927

Investor Relations US, tel. +1 914 368 0555

Nokia plans to publish its third quarter 2011 results on October 20, 2011.

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2011	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Director, Corporate & Securities, Legal & IP